--------------------------------
                     UNITED STATES                       OMB APPROVAL
                                                --------------------------------
          SECURITIES AND EXCHANGE COMMISSION    OMB Number:  3235-0145
                                                --------------------------------
                WASHINGTON, D.C. 20549          Expires: February 28, 2009
                                                --------------------------------
                                                Estimated average burden
                                                hours per response . . . . 14.5
                                                --------------------------------




                                 SCHEDULE 13D/A*
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                           Mobility Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    60741U101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Robert Atchinson
                        Adage Capital Partners GP, L.L.C.
                        200 Clarendon Street, 52nd Floor
                                Boston, MA 02116
                                 (617) 867-2800

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 22, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                 SCHEDULE 13D/A

----------------------------------                   ---------------------------
CUSIP NO.      60741U101                             PAGE 3 OF 10 PAGES
----------------------------------                   ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Adage Capital Partners, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                        (b)[x]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                    8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        7,179,995
EACH                  --------- ------------------------------------------------
REPORTING                 9     SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,179,995
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,179,995
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            22.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------                   ---------------------------
CUSIP NO.      60741U101                             PAGE 4 OF 10 PAGES
----------------------------------                   ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Adage Capital Partners GP, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                        (b)[x]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                    8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        7,179,995
EACH                  --------- ------------------------------------------------
REPORTING                 9     SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,179,995
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,179,995
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            22.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------                   ---------------------------
CUSIP NO.      60741U101                             PAGE 5 OF 10 PAGES
----------------------------------                   ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Adage Capital Advisors, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                        (b)[x]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                    8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        7,179,995
EACH                  --------- ------------------------------------------------
REPORTING                 9     SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,179,995
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,179,995
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            22.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------                   ---------------------------
CUSIP NO.      60741U101                             PAGE 6 OF 10 PAGES
----------------------------------                   ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert Atchinson
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                        (b)[x]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                    8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        7,179,995
EACH                  --------- ------------------------------------------------
REPORTING                 9     SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,179,995
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,179,995
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            22.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------------------------                   ---------------------------
CUSIP NO.      60741U101                             PAGE 7 OF 10 PAGES
----------------------------------                   ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Phillip Gross
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                        (b)[x]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                    8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        7,179,995
EACH                  --------- ------------------------------------------------
REPORTING                 9     SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,179,995
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,179,995
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            22.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

CUSIP No. 607410101              SCHEDULE 13D/A              Page 8 of 10 Pages

         Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 2") amends the Schedule 13D filed on October 23, 2006 (the "Original Schedule 13D") and the subsequent Schedule 13D/A filed on November 16, 2006 (the "Amendment No. 1"). This Amendment No. 2 is being filed by (i) Adage Capital Partners, L.P., a Delaware limited partnership ("ACP"), (ii) Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), (iii) Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), (iv) Robert Atchinson ("Mr. Atchinson") and (v) Phillip Gross ("Mr. Gross" and together with ACP, ACPGP, ACA and Mr. Atchinson, the "Reporting Persons") relating to the shares of common stock, $0.01 par value (the "Shares"), of Mobility Electronics, Inc., a Delaware corporation (the "Company").

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly was previously filed as Exhibit A to the Original Schedule 13D.

         ACP has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its general partner, ACPGP. ACA, as managing member of ACPGP, directs ACPGP's operations. Neither ACPGP nor ACA directly own any Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), ACPGP and ACA may be deemed to own beneficially the Shares owned by ACP. Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote the Shares beneficially owned by ACP. Neither Mr. Atchinson nor Mr. Gross directly own any Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Shares beneficially owned by ACP.

         ACPGP, ACA, Mr. Atchinson and Mr. Gross disclaim beneficial ownership of all of the Shares reported in this Schedule 13D.



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

         The 7,179,995 Shares reported herein as being beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $46,895,454. The source of funds for the purchase of the Shares reported in this Amendment No. 2 was the working capital ("WC") of ACP.


ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D are hereby amended and restated as follows:

         (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,179,995 Shares, constituting approximately 22.7% of such class of securities based upon the 31,691,489

CUSIP No. 607410101              SCHEDULE 13D/A              Page 9 of 10 Pages

Shares outstanding, which is the total number of Shares outstanding as reported in the Company's quarterly report filed on Form 10-Q for the quarter ended September 30, 2006.

         (b) The Reporting Persons have shared voting and dispositive powers with respect to 7,179,995 Shares.

         (c) The following transactions in the Shares were effected by the Reporting Persons since the filing of the Amendment No. 1. All of the Shares were purchased in open market transactions.


--------------------------------------------------------------------------------
            NAME                    DATE     NUMBER OF SHARES    PRICE PER SHARE
                                             PURCHASED/(SOLD)

--------------------------------------------------------------------------------
Adage Capital Partners, L.P.     11/14/2006       22,200              $2.97

--------------------------------------------------------------------------------
Adage Capital Partners, L.P.     11/14/2006       14,000              $3.09

--------------------------------------------------------------------------------
Adage Capital Partners, L.P.     11/15/2006       54,000              $3.13

--------------------------------------------------------------------------------
Adage Capital Partners, L.P.     11/16/2006       109,800             $3.21

--------------------------------------------------------------------------------
Adage Capital Partners, L.P.     11/17/2006       171,400             $3.22

--------------------------------------------------------------------------------
Adage Capital Partners, L.P.     11/20/2006       75,100              $3.20

--------------------------------------------------------------------------------
Adage Capital Partners, L.P.     11/20/2006        3,100              $3.27

--------------------------------------------------------------------------------
Adage Capital Partners, L.P.     11/21/2006       46,149              $3.41

--------------------------------------------------------------------------------

Adage Capital Partners, L.P.     11/22/2006       32,446              $3.41
--------------------------------------------------------------------------------


CUSIP No. 607410101              SCHEDULE 13D/A              Page 10 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2006

                                    ADAGE CAPITAL PARTNERS, L.P.

                                    BY: ADAGE CAPITAL PARTNERS GP, L.L.C.,
                                        ITS GENERAL PARTNER
                                    BY: ADAGE CAPITAL ADVISORS, L.L.C.,
                                        ITS MANAGING MEMBER

                                    /s/ Robert Atchinson
                                    --------------------
                                    NAME:  ROBERT ATCHINSON
                                    TITLE: MANAGING MEMBER


                                    ADAGE CAPITAL PARTNERS GP, L.L.C.
                                    BY: ADAGE CAPITAL ADVISORS, L.L.C.,
                                        ITS MANAGING MEMBER

                                    /s/ Robert Atchinson
                                    ---------------------
                                    NAME:  ROBERT ATCHINSON
                                    TITLE: MANAGING MEMBER


                                    ADAGE CAPITAL ADVISORS, L.L.C.

                                    /s/ Robert Atchinson
                                    ---------------------
                                    NAME:  ROBERT ATCHINSON
                                    TITLE: MANAGING MEMBER


                                    ROBERT ATCHINSON

                                    /s/ Robert Atchinson
                                    ---------------------
                                    ROBERT ATCHINSON, INDIVIDUALLY


                                    PHILLIP GROSS

                                    /s/ Phillip Gross
                                    ---------------------
                                    PHILLIP GROSS, INDIVIDUALLY